Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 20, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on April 10, 2026, as the second tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
13/04/2026	EXM	10,000	297.1595	2,971,595.00
14/04/2026	EXM	10,000	304.1771	3,041,771.00
15/04/2026	EXM	7,000	302.8295	2,119,806.50
16/04/2026	EXM	8,000	306.0931	2,448,744.80
17/04/2026	EXM	4,037	311.5970	1,257,917.09
Total	—	39,037	303.2978	11,839,834.39

Since the announcement of such Second Tranche till April 17, 2026, the total invested consideration has been:
•Euro 11,839,834.39 for No. 39,037 common shares purchased on the EXM

On April 16, 2026, in the Ferrari Group employees’ granting share process, the Company assigned No. 95,273 common shares held in treasury. On the same day Ferrari purchased, in a “cross order” transaction executed on the EXM, No. 35,391 common shares in order to cover individual's taxable income as standard practice (Sell to Cover) at the average price of Euro 304.0000 per share.

As of April 17, 2026 the Company held in treasury No. 17,461,497 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 9.00% of the total issued

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

common shares. Including the special voting shares, the Company held in treasury 9.39% of the total issued share capital.

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until April 17, 2026, the Company has purchased a total of 924,482 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 272,597,919.43.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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